Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
Counselor at Law	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.net

October 1, 2008

Celeste Murphy

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:

Develocap, Inc.

Amendment No. 1 to Form S-1

Filed September 19, 2008

File No.:  333-152853

Dear Ms. Murphy:

We are writing this letter in response to your Comment 1 as contained in your letter of September 25, 2008.

In that regard, we have reviewed applicable Nevada law and such information in the proxy rules as may have any application as to whether or not Develocap is required to file an Information Statement in accordance with Schedule 14C.

As you will note, the Notice of Stockholders refers to the fact that Develocap determines to cease to be a Business Development Company (“BDC”) and change its business intent to operate as a consulting firm. As noted, a Form 12g was filed withdrawing its BDC status.

I am unable to find any requirement in either proxy rules or Nevada Corporate Law requiring shareholder approval for such action. Board of Director approval was obtained and stockholders notified as required by Nevada law. Absent the requirement for shareholder approval, there does not appear to be any requirement to file the Schedule in proxy rules.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk